London Investor Meetings
October 8, 2014
Jeff Warren
Vice President, Investor Relations
jeff.warren@medtronic.com
Omar Ishrak
Chairman & Chief Executive
Officer
Filed by Medtronic, Inc. (SEC File No.: 001-07707)
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Covidien plc
Form S-4 File No.: 333-197406
Date: October 8, 2014

Medtronic Positioned to Execute
Creating Long-Term Value in Healthcare
1
| London Investor Meetings • October 8, 2014
• Improving operational execution to
deliver consistent results
• Uniquely positioned to expand our
market-leading franchises through three
differentiated strategies:
1. Therapy Innovation: Delivering strong
launch cadence of meaningful therapies
and procedures
2. Globalization: Addressing the inequity in
healthcare access globally
3. Economic Value: Becoming a leader in
value-based healthcare by incorporating
EV into our DNA
• Combining reliable performance with
disciplined capital allocation to create
long-term shareholder value

Diabetes
10%
CRDM
29%
Surgical Tech.
9%
Neuro
11%
FY14
Revenue:
$17.0B
Ortho / Spine
18%
Endo
5%
Structural Heart
7%
Coronary
10%

Medtronic Today
CoreValve
Evolut™ R
MiniMed®
530G
Viva™ CRT-D
Advisa MRI™
Cardiac and
Vascular Group
Restorative
Therapies Group
Diabetes
Resolute
Integrity™
Endurant® II
PVAC® GOLD
Solera®
Milestone
Knee™
Restore®
Sensor
PEAK®
PlasmaBlade
Pumps and Sensors
TAVR
Atrial
Fibrillation
Pacing
Defibrillation
DES
AAA
Core Spine
Pain Stim
Ortho
Advanced
Energy
MDT Financial Formula
2
| London Investor Meetings • October 8, 2014
Revenue
Growth
1
Mid-Single
Digits
Operating &
Financial
Leverage
EPS Growth
1
200 – 400 bps
Faster than
Revenue
Dividend Yield ~200 bps
Total
Shareholder
Return
High-Single to
Double Digits
1.       On a constant currency basis. Reflects Medtronic on a stand-alone basis and does not include Covidien.

Delivering on Commitments
And Strengthening our Competitive Position
Highlights
FY14
Actual
FY14
Guidance
Free Cash
Flow
3
Revenue
Growth
+3 - 4%
$4 - $4.5B
+3.6%
$4.6B
Adjusted
EPS
2
$3.80 - $3.85
$3.82
•
Returned 50%+ to shareholders
•
$2.6B share repurchases
•
50bps of operating leverage
1
•
FY14 Emerging Markets growth of 14%
•
Meaningful product launches including
the MiniMed® 530G, Reveal LINQ
TM
and CoreValve®
•
Established Cardiocom® and Cath Lab
Managed Services (CLMS) as future
growth platforms
•
Effective tax management
•
Unhedged currency and U.S.
device tax
1. On an operational basis.
2. Non-GAAP diluted EPS.
3. Free cash flow defined as operating cash flow minus capital expenditures.
Note:  All revenue figures assume constant currency.  Non-GAAP reconciliation available in Appendix
3
| London Investor Meetings • October 8, 2014

Medtronic Q1 FY15 Financial Results
Reported on August 19, 2014
• Overall, Q1 represented balanced
growth, with strong performances
in some areas offset by challenges
in others
• US markets driving growth: grew
+6%, the highest growth in the US
in 5 years
• New therapies contributed
200bps to overall growth driven
by Reveal LINQ, CoreValve, and
MiniMed 530G
• Our robust pipeline will contribute
significantly to our future growth
• Breadth and scale having an
increasing advantage:  Focused on
New Therapies, Economic Value,
and Globalization
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| London Investor Meetings • October 8, 2014
Revenue $4.3 billion
% Growth, as reported +5%
% Growth, constant FX +4%
GAAP Net Earnings $871 million
% Growth -9%
GAAP Diluted EPS $0.87
% Growth -6%
Non-GAAP Net Earnings $934 million
% Growth +4%
Non-GAAP Diluted EPS $0.93
% Growth +6%
Cash EPS $0.99
% Growth +5%
1  On a constant currency basis
Note:  Non-GAAP reconciliation available in Appendix

Therapy
Innovation
Globalization
Economic
Value
GROWTH VECTOR #1:
GROWTH VECTOR #2:
GROWTH VECTOR #3:
Medtronic Growth Strategies
Strategies to Address Universal Healthcare Needs
Strong upcoming
launch cadence of
innovative
therapies
Unlocking massive
opportunity for
existing therapies
in emerging
markets
Leading industry
shift to value-
based healthcare
with new services
& solutions
Sources of Growth
New Therapies
Emerging
Markets
Integrated Health
Solutions
Medtronic
Strategies
Operational
Execution
Universal
HC Needs
Improve
clinical
outcomes
Expand
access
Optimize cost
and efficiency
5
| London Investor Meetings • October 8, 2014

LOW POWER
ENT
TAVR
CORE SPINE
HIGH POWER
CORE SPINE
ST
DIAB.
TAVR
DES
DCB
LOW POWER

Growth Vector #1: New Therapies
Reveal LINQ™
WW: Launching
IN.PACT® Admiral® SFA
US: Q1 CY15
Micra™
CE Mark: By end of FY15
FY15
Nuvent™ Balloon
WW: Launching
Prestige LP™
US: Launching
CoreValve® High Risk
US: Launching
Resolute Onyx™
CE: Launch, Jan CY15
FY16
200 projects expected to
generate $30B+ in incremental
revenue over 5 years from
time of product launch
O-arm® 2.0
WW: H2 FY15
Attain® Performa™ Quad
US: Launching
Select
Launches
Medtronic R&D Pipeline
1
Evolut™ R (26/29mm)
CE Mark: H2 FY15
Next-Gen Interbodies
WW: H2 FY15
MiniMed® 640G
WE: FY15
1. Reflects Medtronic on a stand-alone basis and does not include Covidien.
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| London Investor Meetings • October 8, 2014

1.       Moving Medtronic therapy penetration from EM level (11%) to Developed
Market levels (24%) in population that can afford the therapy. Reflects
Medtronic on a stand-alone basis and does not include Covidien.
EM Premium:
Attractive Opportunity
•
Technology already exists
•
Out-of-pocket payment or
reimbursement established
•
Comparable margins to
developed markets
•
~$5B annual opportunity
1
•
Increased investment
•
BU and region alignment and
responsibility
Enhanced Focus &
Resources
•
Large scale private partnerships
•
Channel optimization
•
Public partnerships
Smarter Deployment /
Targeting
•
Aligning around customers
•
Granular focus within
countries
Go Beyond Market
Development
1
2
3
$475
$638
EM SG&A Spend
Millions
~2,600
~4,600
EM Headcount
Making Changes to Realize Opportunity
Growth Vector #2: Emerging Markets
Premium
Value
Underserved
+16%
CAGR
+33%
CAGR
7
| London Investor Meetings • October 8, 2014

aetna

Medtronic
Surgical
Synergy

CARDIOCOM®

CMS

Medtronic

Growth Vector #3:
Integrated Health Solutions
Examples
Quantifying Value &
Expanding Offerings
Quantifying Value &
Expanding Offerings
Understand
Economic Value of
Innovation
Surgical Synergy
SM
Broaden Innovation
Time Horizon to
Ensure Value is
Realized
Collaborate and
Generate New
Business Models
Core Therapies
Wrap-Around
Services
Integrated Health
Solutions
Cath Lab
Managed Services
• AdaptivCRT®
• SmartShock®
T2 Diabetes
Partnership
Rethinking Blood
Conservation (RBC®)
Bundled  Payment
Pilots
8
| London Investor Meetings • October 8, 2014

Growth Vectors Expected to
Deliver Mid-Single Digit Growth
Sources of Growth
FY14 MDT
Growth
Contribution
180 bps
145 bps
30 bps
FY15E  MDT
Growth / Contribution
+150 to 350 bps
+150 to 200 bps
+40 to 60 bps
Low- to
Mid-Single
Mid-Teens
Double
to Triple
FY14 to FY15
Change
Mid-Term
Expectations
-30 to
+170 bps
+5 to 55 bps
+10 to 30 bps
+150 to 350 bps
+150 to 200 bps
+50 to 100 bps
TOTAL
MEDTRONIC
3.6%
3-5%
FY15 Revenue Outlook
-15 to
+255 bps
Mid-Single
Digit Growth
Note: All revenue estimates assume constant currency. Reflects Medtronic on a stand-alone basis and does not include Covidien.  Non-GAAP reconciliation available in Appendix
GROWTH VECTOR #1
New
Therapies
GROWTH VECTOR #2
Emerging
Markets
GROWTH VECTOR #3
Integrated
Health Solutions
9
| London Investor Meetings • October 8, 2014

10 | London Investor Meetings • October 8, 2014
•
Defensive: Mitigate pricing pressure &
maintain 75-76%  gross margins
•
Offensive: Enable product tiering &
support value segment expansion
Accomplished
Maintained
Gross Margins
Executing on Operating Expense
Reduction Initiatives
• FY12 – FY14: ~30 bps reduction
• FY15E : 50 to 70 bps reduction
Improve efficiency & drive SG&A
leverage while investing in EM
1. Forecast given on an operational basis. Reflects Medtronic on a stand-alone basis and does not include
Covidien.
DRM
Mfg./Supply
Chain
New Product
Architectures
FY13-FY17:
~$1.2B
FY08-FY12:
$
$1B
• FY14: 8.7% of revenue
• FY15E: 8.5%
•
Shift to enhance quality systems, productivity improvements, economic value prioritization, offsets to medical device tax
Roughly maintain level of R&D
spending going forward
Process
PRODUCT COST REDUCTION
SG&A OPERATING LEVERAGE
R&D
1
1

11 | London Investor Meetings • October 8, 2014
•
S&P 500 Dividend Aristocrat
Index member; 35 years of
consecutive dividend increases
•
Dividend more than doubled
over the past 5 years
•
Over $1 billion in dividend
payments in FY14
•
Payout ratio of ~30%
1
•
Repurchased 15% of our shares
over the past 5 years
•
Over $1.2 billion in share
repurchases in FY14
•
Going forward, expect share
repurchase to add ~200 bps to
EPS growth annually
DIVIDENDS
DIVIDENDS
SHARE REPURCHASE
SHARE REPURCHASE
Rewarding Shareholders with Distributions
Cash Priorities to Shareholders Overview
~940M
-7% -9%
1
$0.00
$0.40
$0.80
$1.20
FY00 FY01 FY02 FY03 FY04 FY05 FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14 FY15E
900
1,000
1,100
1,200
FY11 FY12 FY13 FY14 FY15E FY16E FY17E FY18E
1. Non-GAAP calculation based on annualized Medtronic quarterly dividend payment of $0.305 per share as announced on June 16, 2014.
Reflects Medtronic on a stand-alone basis and does not include Covidien.
Note:  Non-GAAP reconciliation available in Appendix

12 | London Investor Meetings • October 8, 2014
Generating Significant Free Cash Flow
$25B+
• Expected adjusted FCF generation over next 5 years equal to
40% of current market cap
• Consistently generate > 20% FCF / revenue
• Returning 50%+ of FCF to shareholders
• Remain focused on improving U.S. cash
$21B
1.         Based on Medtronic market capitalization as of July 29. 2014.
Note: Non-GAAP reconciliation available in Appendix
Adjusted free cash flow is operating cash flow minus capital expenditures.  Excludes certain litigation payments. Reflects Medtronic on a stand-alone basis and does not include Covidien.
FY10-FY14 FY15-FY19F
1

13 | London Investor Meetings • October 8, 2014
Commitment to Return 50% of
Free Cash Flow
1
40%
2
$ Billions
Corporate Use
Return to
Shareholders
~$25B+
$12.5B+
$62B
2
$12.5B+
Buybacks
Dividends
$12.5B+
O.U.S.
Cash
U.S.
Cash
0
20
40
60
Current Market Cap Expected Free Cash Flow,
Next 5 Years
Expected Capital
Deployment, Next 5 Years
Expected Return to
Shareholders, Next 5 Years
1.
Adjusted free cash flow is operating cash flow minus capital expenditures.
Excludes certain litigation payments. Reflects Medtronic on a stand-alone basis and does not include Covidien.
2.
Based on Medtronic market capitalization as of July 29, 2014.

14 | London Investor Meetings • October 8, 2014
Covidien Overview
Highly Strategic and Compelling Acquisition
•
Accelerates Medtronic’s three core strategies of Therapy Innovation, Globalization, and
Economic Value
•
Covidien’s impressive portfolio of industry-leading products enhances Medtronic’s portfolio, offers greater breadth across clinical areas, and creates exciting entry points into new therapies
•
Combination of Covidien’s extensive emerging market R&D and manufacturing with Medtronic’s well-established clinical expertise can be applied across a much broader product offering
•
Covidien’s hospital efficiency technology enhances Medtronic’s ability to deliver
Economic Value to create a robust and unmatched Integrated Health franchise
•
Extremely attractive financially:  Double-digit hurdle rate with achievable cost synergies
•
Combined company expected to generate significant free cash flow with greater deployment flexibility
Creates the Premier Global Medical Technology and Services Company with
Comprehensive Product Portfolio and Broad Global Reach

15 | London Investor Meetings • October 8, 2014
Combination Results in Strategic
Diversification
COVIDIEN REVENUE
1
PRO FORMA REVENUE
$17.0B
$10.4B
$27.4B
CRDM
Advanced
Surgical
Ortho/Spine
Peripheral &
Endovascular
Neuro
Coronary
Diabetes
Structural Heart
General
Surgical
Patient Care
Nursing Care
Patient Monitoring
Neurovascular
MEDTRONIC FY14 REVENUE
Airway &
Vent
1.          Based on last 12 months, ended March 28, 2014.
29.4%
10.3%
7.1%
5.3%
17.9%
11.2%
9.2%
9.7%
CRDM
Coronary
Structural Heart
Endo
Ortho/Spine
Neuro
Surgical Tech
Diabetes
31.9%
15.2%
11.8%
10.2%
9.8%
9.5%
7.3%
4.3%
Advanced Surgical
General Surgical
Peripheral Vascular
Patient Care
Nursing Care
Patient Monitoring
Airway & Vent
Neurovascular
18.2%
17.8%
11.1%
7.7%
6.9%
6.4%
6.1%
5.8%
4.4%
3.9%
3.7%
3.6%
2.8%
1.6%

Covidien Transaction Summary
• Acquisition of Covidien for $42.9 billion in cash and Medtronic stock
– Covidien shareholders to own ~30% of the combined
company at closing
– ~$5 billion of Covidien debt to remain in place; guaranteed by new Irish holding company
• Represents per share consideration for Covidien shareholders of:
– $35.19 in cash
– 0.956 shares of new Medtronic shares
• Offer represents a 29% premium to last closing share price
1
Transaction
Terms
Transaction
Structure
•
Formation of new Irish domiciled entity; current headquarter operations remain intact in Minnesota
•
Transaction taxable, for U.S. federal income tax purposes, to
Medtronic and Covidien shareholders
Timing
•
Closing expected in late calendar 2014 / early calendar 2015
•
Subject to regulatory approvals
•
Subject to Medtronic and Covidien shareholder approvals
1.          Based on Covidien and Medtronic closing price as of June 13, 2014.
16 | London Investor Meetings • October 8, 2014

17 | London Investor Meetings • October 8, 2014
COMPELLING FINANCIAL IMPACT
Driving significant shareholder returns
Revenue Growth
• Much stronger platform for diversified growth
• Significant revenue synergy potential from cross-selling
Cost Synergies
• At least $850 million pre-tax annual cost synergies by FY18;
quickly achievable
• Back office optimization, manufacturing & supply chain
infrastructure, and certain G&A savings
EPS Impact
• Cash EPS accretive in FY16
• Significant cash EPS accretion thereafter
• GAAP EPS neutral in FY19; accretive thereafter
Balance Sheet
Implications
• Maintain access to commercial paper to support
short-term liquidity
• Increased gross debt may limit Tier 1 commercial
paper status
Leverage
• 1.9x pro forma net debt to EBITDA at closing; 0.7x in FY18
• 3.7x pro forma gross debt to EBITDA at closing; 2.7x in FY18
Capital Allocation
Policy
• Solidifies commitment to return 50% of free
cash flow with more flexibility going forward

18 | London Investor Meetings • October 8, 2014
ORIGINAL FINANCING MECHANISM
NEW FINANCING MECHANISM
(Announced on October 3, 2014)
Medtronic Financing Plan
Medtronic, Inc. raises approximately
$16 billion in new external debt
Paid to Covidien shareholders
$13.5 billion intercompany loan from
Medtronic OUS subsidiary
$2.8 billion in new external debt
Paid to Covidien shareholders
18 | London Investor Meetings • October 8, 2014

19 | London Investor Meetings • October 8, 2014
Medtronic Positioned to Execute
Creating Long-Term Value in Healthcare
• Improving operational execution to
deliver consistent results
• Uniquely positioned to expand our
market-leading franchises through three
differentiated strategies:
• Combining reliable performance with
disciplined capital allocation to create
long-term shareholder value
1. Therapy Innovation: Delivering strong
launch cadence of meaningful therapies
and procedures
2. Globalization: Addressing the inequity in
healthcare access globally
3. Economic Value: Becoming a leader in
value-based healthcare by incorporating
EV into our DNA

20 | London Investor Meetings • October 8, 2014
Key Websites
•
Global MedTech Leader: http://www.globalmedtechleader.com
•
Medtronic Investor Relations: http://investorrelations.medtronic.com
Medtronic – Covidien Key Facts
Additional Resources

Disclaimers
21 | London Investor Meetings • October 8, 2014
NO OFFER OR SOLICITATION
This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC
Medtronic Holdings Limited, which will be renamed Medtronic plc (“New Medtronic”), has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the preliminary Joint Proxy Statement of Medtronic, Inc. (“Medtronic”) and Covidien plc (“Covidien”) that also constitutes a preliminary Prospectus of New Medtronic. The registration statement is not complete and will be further amended. Medtronic and Covidien plan to make available to their respective shareholders the final Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND
SHAREHOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS
FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT
MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the preliminary Joint Proxy
Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at
investor.relations@medtronic.com or by calling  763-505-2696, and will be able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.
PARTICIPANTS IN THE SOLICITATION
Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy
Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the final Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 11, 2014, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Statements contained in this communication that refer to New Medtronic’s, Medtronic's and/or Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Medtronic's and/or Covidien’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,”
“should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that these goals and expectations are not predictions of actual performance.  Actual results may differ materially from

22 | London Investor Meetings • October 8, 2014
Disclaimers (cont’d)
current expectations depending upon a number of factors affecting New Medtronic's business, Medtronic's business, Covidien’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic's and Covidien's products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Medtronic or Covidien debt) on a timely basis and on reasonable terms;
the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations;
variability of trade buying patterns; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third-party sourced products and materials; risks associated with self-insurance and commercial insurance; successful compliance with governmental regulations applicable to New Medtronic’s, Medtronic's and
Covidien's facilities, products and/or businesses; changes in the laws and regulations, affecting among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with international operations; changes in tax laws or interpretations that could increase New Medtronic's,
Medtronic’s and/or Covidien’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Medtronic being treated as a domestic corporation for United States federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Medtronic's periodic public filings with the SEC, including but not limited to Medtronic's Annual Report on Form 10-K for the fiscal year ended April 25,
2014, in Covidien’s periodic public filings with the SEC, including but not limited to Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27,
2013, and from time to time in Medtronic's and Covidien’s other investor communications. Except as expressly required by law, each of New Medtronic and Medtronic disclaims any intent or obligation to update or revise these forward-looking statements.
STATEMENTS REQUIRED BY THE IRISH TAKEOVER RULES
Responsibility Statement
The directors of Medtronic accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of
Medtronic (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.
Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2013 (the “Irish Takeover Rules”), if any person is, or becomes, ‘interested’
(directly or indirectly) in, 1% or more of any class of ‘relevant securities’ of Covidien or Medtronic, all ‘dealings’ in any ‘relevant securities’ of Covidien or Medtronic
(including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by not later than 3:30 pm (Irish time) on the 'business' day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective or on which the ‘offer period’ otherwise ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an
‘interest’ in ‘relevant securities’ of Covidien or Medtronic, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

23 | London Investor Meetings • October 8, 2014
Disclaimers (cont’d)
Under the provisions of Rule 8.1 of the Irish Takeover Rules, all ‘dealings’ in ‘relevant securities’ of Covidien by Medtronic or ‘relevant securities’ of Medtronic by
Covidien, or by any party acting in concert with either of them, must also be disclosed by no later than 12 noon (Irish time) on the ‘business’ day following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, can be found on the Irish Takeover Panel’s website at
www.irishtakeoverpanel.ie.  ‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the Irish Takeover Rules, which can also be found on the Irish Takeover Panel’s website. If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, please consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover
Panel on telephone number +353 1 678 9020 or fax number +353 1 678 9289.
No Profit Forecast / Asset Valuations
No statement in this presentation is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Medtronic or Covidien or New Medtronic as appropriate.  No statement in this presentation constitutes an asset valuation.
General
Appendix I to the Rule 2.5 announcement contains further details of the sources of information and bases of calculations set out in this announcement; Appendix II to the Rule 2.5 announcement contains definitions of certain expressions used in this announcement; Appendix III to the Rule 2.5 announcement contains the Conditions of the Acquisition and the Scheme; Appendix IV to the Rule 2.5 announcement sets out the report from PricewaterhouseCoopers in respect of certain merger benefit statements made in this announcement; Appendix V to the Rule 2.5 announcement contains the report from Perella Weinberg Partners LP, in respect of certain merger benefit statements made in the Rule 2.5 announcement and Appendix VI to the Rule 2.5 announcement sets out the Transaction Agreement.
The release, publication or distribution of this announcement in or into certain jurisdictions may be restricted by the laws of those jurisdictions. Accordingly, copies of this announcement and all other documents relating to the Acquisition are not being, and must not be, released, published, mailed or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction. Persons receiving such documents (including, without limitation, nominees, trustees and custodians)
should observe these restrictions. Failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies involved in the proposed Acquisition disclaim any responsibility or liability for the violations of any such restrictions by any person.
Any response in relation to the Acquisition should be made only on the basis of the information contained in the Scheme Circular or any document by which the
Acquisition and the Scheme are made.  Medtronic Shareholders and Covidien Shareholders are advised to read carefully the formal documentation in relation to the proposed Transaction once the Scheme Circular has been dispatched.
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A
VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

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28 | London Investor Meetings • October 8, 2014 Non-GAAP Reconciliation Tables London Investor Meetings October 2014